FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Tender offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Emisiones, S.A.U. (the "EMTN Issuer" and an "Issuer") invites today the holders of its outstanding (i) EUR 1,400,000,000 0.75 per cent. Instruments due April 2022 (the "April 2022 Instruments"); (ii) EUR 1,250,000,000 2.242 per cent. Instruments due May 2022 (the "May 2022 Instruments"); (iii) EUR 1,500,000,000 3.987 per cent. Instruments due January 2023 (the "January 2023 Instruments"); (iv) EUR 1,250,000,000 1.528 per cent. Instruments due January 2025 (the "January 2025 Instruments"); (v) EUR 1,000,000,000 1.495 per cent. Instruments due September 2025 (the "September 2025 Instruments") and/or (vi) EUR 1,350,000,000 1.460 per cent. Instruments due April 2026 (the "April 2026 Instruments"), (collectively, the "EMTN Instruments") and Telefónica Europe B.V. (the "Hybrid Issuer" and an "Issuer") has today launched an invitation to holders of its outstanding EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Hybrid Securities" and, together with the EMTN Instruments, the "Instruments" and each a "Series"), in each case irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Instruments for purchase by the relevant Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 30 June 2021 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

Summary of the Offer

Description of Instruments	ISIN	Aggregate Principal Amount Outstanding	Fixed Purchase Yield*	Expected Purchase Price*	Amount subject to the Offers**
EUR 1,400,000,000 0.75 per cent. Instruments due April 2022	XS1394777665	EUR 1,110,000,000	- 0.40 per cent.	EUR 100,870 (100.870 per cent. of principal)
The total aggregate principal amount of the EMTN Instruments accepted for purchase pursuant to the Offers will not exceed EUR 1,000,000,000. The amount in respect of each Series of EMTN Instruments shall be determined by the EMTN Issuer in its sole discretion and in particular, the EMTN Issuer expects that Series Acceptance Amount for the April 2026 Instruments will not exceed EUR 135,000,000.

EUR 1,250,000,000 2.242 per cent. Instruments due May 2022	XS1069430368	EUR 1,015,100,000	- 0.40 per cent.	EUR 102,318 (102.318 per cent. of principal)
EUR 1,500,000,000 3.987 per cent. Instruments due January 2023	XS0874864860	EUR 1,500,000,000	- 0.40 per cent.	EUR 106,767 (106.767 per cent. of principal)
EUR 1,250,000,000 1.528 per cent. Instruments due January 2025	XS1550951211	EUR 1,250,000,000	- 0.20 per cent.	EUR 106,107 (106.107 per cent. of principal)
EUR 1,000,000,000 1.495 per cent. Instruments due September 2025	XS1877846110	EUR 1,000,000,000	- 0.10 per cent.	EUR 106,260 (106.260 per cent. of principal)
EUR 1,350,000,000 1.460 per cent. Instruments due April 2026	XS1394764689	EUR 1,350,000,000	0.00 per cent.	EUR 106,940 (106.940 per cent. of principal)
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities	XS1490960942	EUR 242,400,000	0.00 per cent.	EUR 102,527 (102.527 per cent. of principal)	Any and all
* For information purposes only, the expected Purchase Price in respect of the Instruments is shown per EUR 100,000 in principal amount of the relevant Instruments determined in the manner described in the Tender Offer Memorandum on the basis of a Settlement Date of 12 July 2021. Should the Settlement Date in respect of the Instruments accepted for purchase differ from 12 July 2021, the Purchase Price will be recalculated, all as further described in the Tender Offer Memorandum. The Purchase Price for the Instruments will be expressed as a percentage and will equal (a) the value of all remaining payments of principal and interest on the relevant Series of Instruments up to and including the maturity date for such Series of Instruments (or, in the case of the September 2025 Instruments, 11 June 2025 (being the earliest date on which the EMTN Issuer may exercise the Residual Maturity Call Option) or, in the case of the Hybrid Securities, 15 March 2022 (being the First Reset Date (as defined in the Conditions of the Hybrid Securities))), discounted to the Settlement Date at a discount rate equal to the relevant Fixed Purchase Yield, minus (b) Accrued Interest in respect of such Series of Instruments.

** The EMTN Issuer reserves the right, in its sole and absolute discretion and for any reason, to significantly increase or decrease the EMTN Instruments Maximum Acceptance Amount and/or a Series Acceptance Amount and/or to accept significantly less than or more than the EMTN Instruments Maximum Acceptance Amount and/or a Series Acceptance Amount for purchase pursuant to the Offers.

The Offers commence on 30 June 2021 and will expire at 17:00 CEST on 7 July 2021 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the relevant Issuer.
Purpose of the Offer
The purpose of the Offers is, amongst other things, to proactively manage the EMTN Issuer's senior debt and the Hybrid Issuer's layer of capital as well as to manage each Issuer's liquidity in an efficient manner.
Instruments repurchased by the relevant Issuer pursuant to the relevant Offers may be cancelled. Instruments which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.
Purchase Price
The purchase price payable in respect of the Instruments accepted for purchase (the "Purchase Price") will be expressed as a percentage and will be determined as provided in the Tender Offer Memorandum by reference to the relevant Fixed Purchase Yield. Specifically, the Purchase Price for the Instruments

will be expressed as a percentage and will equal (a) the value of all remaining payments of principal and interest on the relevant Series of Instruments up to and including the maturity date for such Series of Instruments (or, in the case of the September 2025 Instruments, 11 June 2025 (being the earliest date on which the EMTN Issuer may exercise the Residual Maturity Call Option) or, in the case of the Hybrid Securities, 15 March 2022 (being the First Reset Date (as defined in the Conditions of the Hybrid Securities))), discounted to the Settlement Date at a discount rate equal to the relevant Fixed Purchase Yield, minus (b) Accrued Interest in respect of such Series of Instruments. Each Purchase Price will be rounded to the nearest 0.001 per cent. with 0.0005 per cent. being rounded upwards.
Accrued Interest Payment
In respect of any Instruments accepted for purchase, the relevant Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Instruments from, and including, the relevant interest payment date for the Instruments immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be 12 July 2021.
Amount subject to the Offers
The EMTN Issuer proposes to accept EMTN Instruments for purchase up to a maximum aggregate principal amount equal to EUR 1,000,000,000 in aggregate principal amount of EMTN Instruments (the "EMTN Instruments Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum. The EMTN Issuer reserves the right, in its sole and absolute discretion and for any reason, to significantly increase or decrease the EMTN Instruments Maximum Acceptance Amount and/or to accept significantly less than or more than the EMTN Instruments Maximum Acceptance Amount for purchase pursuant to the Offers.
The EMTN Issuer expects that the Series Acceptance Amount for the April 2026 Instruments will not exceed EUR 135,000,000. The EMTN Issuer reserves the right, in its sole and absolute discretion and for any reason, to significantly increase or decrease the Series Acceptance Amount and/or to accept significantly less than or more than the Series Acceptance Amount for purchase pursuant to the relevant Offers.
The EMTN Issuer will determine, in its sole discretion, the aggregate principal amount of EMTN Instruments of each Series which the EMTN Issuer will accept for purchase pursuant to the relevant Offer and reserves the right to accept significantly more or less (or none) of the EMTN Instruments of one Series as compared to the other Series of EMTN Instruments.
The Hybrid Issuer proposes to accept any and all of the Hybrid Securities for purchase on the terms and conditions contained in the Tender Offer Memorandum

Indicative Timetable
This is an indicative timetable which is subject to change by the relevant Issuer. Accordingly, the actual timetable may differ significantly from the timetable below.

Date	Action
30 June 2021
Commencement of the Offer
Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.
Tender Offer Memorandum available from the Tender Agent.

17:00 CEST on 7 July 2021	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers.
As soon as practicable on 8 July 2021
Announcement of Result of Offers
Announcement of the relevant Issuer's decision whether to accept valid tenders of Instruments for purchase pursuant to any or all of the relevant Offers (including, if applicable, the Settlement Date) and, if so accepted, details of (i) the final aggregate principal amount of the Instruments of each Series tendered pursuant to the relevant Offers, (ii) each Series Acceptance Amount and the pro-ration factor (if any) applicable to the relevant Series of EMTN Instruments, and (iii) the Purchase Price for each relevant Series of Instruments, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 12 July 2021	Settlement Expected Settlement Date for the Offers. Payment of Tender Consideration and Accrued Interest Payment in respect of the Offers.
Unless stated otherwise, announcements in connection with the Offers will be made via the website of Euronext Dublin. Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tender Agent.
Before making a decision with respect to the Offers, Holders should carefully consider all of the information in the Tender Offer Memorandum.

Madrid, 30 June 2021

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 30, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors